SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
10/27/2011


1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein, Andrew Dakos and
Brooklyn Capital Management LLC.


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
1,540,549

8. SHARED VOTING POWER
33,409

9. SOLE DISPOSITIVE POWER
1,573,958
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,573,958

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

21.74%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #11 to the schedule 13d filed Nov 5, 2009. Except as specifically set forth herein, the Schedule 13d remains unmodified.



ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
Shares of the Issuer have been accumulated on behalf of managed accounts.



ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the N-CSR filed 03/09/11 there are 7,241,427 shares of common stock outstanding as of December 31, 2010.
The percentage set forth in item 5 was derived using such number.
Bulldog Investors, Brooklyn Capital Management, Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 1,573,958 shares of FGI or 21.74% of the outstanding shares. Power to dispose of and vote securities resides either with Mr. Goldstein, Mr. Dakos or with clients.

c) During the last 60 days the following shares of FGI were bought.

DATE			SHARES		PRICE
09/07/11		1,100		17.4255
09/09/11		3,000		16.9500
10/05/11		13,900		15.4034
10/06/11		5,900		15.7803
10/07/11		2,500		15.7784
10/10/11		5,800		16.2897
10/11/11		2,535		16.5712
10/13/11		1,200		16.5500
10/26/11		8,200		16.7118
10/27/11		31,177		17.3634
10/28/11		20,900		17.4229
11/01/11		1,000		16.6000
11/04/11		1,573		16.9128




d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS none


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 11/07/11

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos